UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Renu Robotics Corporation

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Texas
>
> *Date of organization*
> August 2, 2018

Physical address of issuer
12918 Delivery Drive, San Antonio, Texas 78247

Website of issuer
www.renurobotics.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 16, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$235,971.00	$0.00
Cash & Cash Equivalents	$235,971.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$45,029.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 31, 2019

FORM C/A

Up to $1,070,000.00

Renu Robotics Corporation



Explanatory Note

Renu Robotics Corporation., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on December 31, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G) and to add information concerning the recent issuance of a warrant to the "CAPITALIZATION AND OWNERSHIP" section of this Form C/A.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Renu Robotics Corporation, a Texas corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0.00	$50,000
Aggregate Maximum Offering Amount	$1,070,000.00	$0.00	$1,070,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.renurobotics.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of

Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is January 31, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO

SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.renurobotics.com.

1) The Company must continue to comply with the ongoing reporting requirements until:

2) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

4) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

5) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

6) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Renu Robotics Corporation (the "Company") is a Texas corporation, formed on August 2, 2018. The Company is currently also conducting business under the name of RenuBot.

The Company is located at 12918 Delivery Drive, San Antonio, Texas 78247.

The Company's website is www.renurobotics.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Renu Robotics is a Texas-based robotics company, which aims to help utility providers save on maintenance costs by providing fully autonomous robotic mowers for solar farm facilities. These mowers, which do not require supervision, are designed to help clients scale back maintenance labor costs. Further, by allowing clients to purchase the autonomous machines—which are designed to require little ongoing maintenance—Renu hopes to enable its customers to reduce variable costs to better budget for the future. Starting with its line of mowers, the Company hopes to optimize maintenance, stabilize and reduce costs, and lessen carbon emissions for its customers. In the future, the Company plans to expand beyond mowers, creating systems designed to clean, inspect, and secure solar farm assets.

The Offering

Minimum amount of Crowd Note being offered	$50,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$1,070,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 16, 2020
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated as a Texas corporation on August 2, 2018. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We rely on other companies to provide major components and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component, or subsystem.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The development and commercialization of our autonomous mowers is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved mowing products and thus may be better equipped than us to develop and commercialize autonomous mowers. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program**.** An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Marty Neese, Todd Sanders, Tony Padgett, Jeff Dayov, Mike Eyman, and Tim A Matus who are our directors and executive officers. The Company has or intends to enter into employment agreements with Marty Neese, Todd Sanders, Tony Padgett, Jeff Dayov, Mike Eyman, and Tim A. Matus although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Marty Neese, Todd Sanders, Tony Padgett, Jeff Dayov, Mike Eyman, and Tim A. Matus or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be

forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Marty Neese, Todd Sanders, Tony Padgett, Jeff Dayov, Mike Eyman, and Tim A. Matus in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Marty Neese, Todd Sanders, Tony Padgett, Jeff Dayov, Mike Eyman, and Tim A. Matus die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as utility-scale solar, energy, oil & gas, aviation, and municipalities where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent

that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Cyclical and seasonal fluctuations in the economy and due to growing seasons, may have an effect on our business.
Both cyclical and seasonal fluctuations of our customer needs and requirements may affect our business. Mowing is needed more during high growth and rainy seasons and less during winter and dry seasons. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as for lidar, radar, and batteries, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and

development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that

16

we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of

Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 69.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to

the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Renu Robotics is a Texas-based robotics company, which aims to help utility providers save on maintenance costs by providing fully autonomous robotic mowers for solar farm facilities. These mowers, which do not require supervision, are designed to help clients scale back maintenance labor costs. Further, by allowing clients to purchase the autonomous machines—which are designed to require little ongoing maintenance—Renu hopes to enable its customers to reduce variable costs to better budget for the future. Starting with its line of mowers, the Company hopes to optimize maintenance, stabilize and reduce costs, and lessen carbon emissions for its customers. In the future, the Company plans to expand beyond mowers, creating systems designed to clean, inspect, and secure solar farm assets.

Business Plan

Currently, Renu Robotics plans to sell units to utility-scale solar power providers for use at their solar farms. In the future, the company plans to expand to agriculture, where it will target small-scale agricultural operations. Renu sells each unit for $50,000. It costs the company $30,000 to produce one unit. In addition to the sale of each individual unit, the company plans to provide monitoring of the units at a cost of $800 per month.

In the future, Renu Robotics hopes to transition to a leasing model, in which clients will pay a monthly or yearly fee to use a fleet of Renu units, while Renu will retain ownership of the units. The company also hopes to begin outsourcing the component assembly of its bots, while keeping the design, development, and final assembly in-house

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Autonomous Electric Tractor with Mower	The company's autonomous tractor has a 23.6 KwH battery and can mow 100 - 200 acres per month. The system weighs 1100 lbs. It is 27" tall allowing mowing under solar panels	The system has been developed for utility-scale solar farms.

MowBot - The autonomous electric tractor will be fitted with a mowing deck as the first product offering for Renu Robotics. The system is currently being testing and will be prepared for launch with utility-scale solar farms in the U.S. Proceeds will help to finalize documentation, begin manufacturing, and fully launch the sales process.

SprayBot - A second product offering will be designed to utilize the autonomous electric tractor fitted with a spray system with an articulating arm. The system will be designed to spray natural herbicides around posts and fence lines providing an overall solution for vegetation management along with the MowBot. A series of additional products are provided in the company's products roadmap, but will require additional funding to develop.

Renu Robotics' first sales are anticipated to be direct to asset owners of utility-scale solar farms and operations and maintenance (O&M) companies within the renewables energy space. O&M companies will provide a level of maintenance with systems in the field to include warranty repairs and replacement of wear items.

Competition

The Company's primary competitors are standard riding mower systems provided by large companies like John Deere, Ariens, and Toro while other competitors, such as Alamo Industrial and The Spider, produce mowers that offer remote control systems. Small autonomous mowing systems exist that will cut a few acres. John Deere and Husqvarna offer these systems along with several other companies.

Customer Base

Our customers are anticipated to be the asset owners of large utility-scale solar power plants. They own the facilities and outsource vegetation management along with other maintenance services.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
Application #62/918161	Systems and Methods for Automated Grounds Maintenance	A provisional patent describes an automated mowing system that operations from the solar grid. Separate parts of the provisional describe the charging system, battery life control, cantilever mower deck, grass height measurement, and the automated tractor systems. A utility patent is being prepared as a follow-up to this provisional patent with continuations.	1/20/19	N/A	United States of America
Application # 62/904451	Autonomous Vehicle Systems and Methods	The provisional patent pertains to methods and techniques for guiding an autonomous vehicle for operation around utility-scale solar farms. Different portions discuss ground truth correlation, self-protecting remote teleop, panel fitting, and mow pattern planning. The methods allow positioning the systems through difficult infrastructure and when high accuracy gps signal is lost. Additional descriptions relate to route planning for the mowing.	9/23/19	N/A	United States of America

Trademarks

Application or Registration #	Mark	Goods / Services	File Date	Reg. Date	Country
Registration #5,713,602	Renu Robotics	CLASS 7: Autonomous machinery, namely, a tractor used to carry multiple implements for small-scale farming and maintenance operations for the renewable energy industry	4/2/19	N/A	United States of America

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 12918 Delivery Drive, San Antonio, Texas 78247

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	6.00%	$3,000	0.75%	$8,000
General Marketing	2.00%	$1,000	3.55%	$38,000
Research and Development	40.00%	$20,000	43.93%	$470,000
Manufacturing	0.00%	$0	8.41%	$90,000
Equipment Purchases	2.00%	$1,000	8.22%	$88,000
Future Wages	14.00%	$7,000	13.36%	$143,000
General Working Capital	32.00%	$16,000	13.55%	$145,000
Travel, Patents	4.00%	$2,000	8.22%	$88,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

* This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering. Further, it is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Tony Padgett

Education: Bachelor of Science in Business Management, University of Phoenix

All positions and offices held with the Company and date such position(s) was held with start and ending dates

February 2019 – Present
       COO, Member Board of Directors, Renu Robotics
July 2018 – February 2019
       Executive Vice President, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2019 - Present
       COO, Renu Robotics
- Design & implement business strategies, plans and procedures
- Set comprehensive goals for the performance and growth
- Oversee daily operations of the company and IT
- Lead employees to encourage maximum performance and dedication
- Establish performance metrics
- Work closely in the proposal process & build customer relationships

July 2018 – February 2019
       Executive Vice President, Renu Robotics
- Set initial conversations with customers and manage relationships
- Developed proposals for new business development
- Defined pricing and develop product delivery strategies

Dates: June 2018 – Present
       Consultant Company: Self Employed
- Work closely with client to provide project management on solar implementation
- Manage all aspects of construction of a large utility-scale solar facility, including timelines, budgets, inspections, reviews, certifications, and final commissioning.

Dates: May 2016 - June 2018
       Vice President of Operations Company: MaxGen Energy Services
- Directed cross-functional teams of senior executives with of more than 150 employees
- Managed financial operations, evaluated monthly results and maintain budgetary requirements
- Expanded services areas to multiple states throughout US, Canada, Chile, & Dubai
- Managed operations and maintenance departments including warehouse operations, and successfully combining 4 companies into one operation

Name

Mike Eyman

Education: Master of Business Administration, The University of Texas at Austin

Bachelor of Science Marine Sciences/Oceanography, Texas A&M Galveston

All positions and offices held with the Company and date such position(s) was held with start and ending dates

August 2018 - Present
      Chairman of the Board, Founder, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2019 - Present
      Managing Director, Origis Services
- Responsible for all aspects of Operations & Maintenance Services including strategy, business development, planning, implementation, and ongoing customer relationship management
- Manage and provide services for internal and external customers of large utility-scale solar assets.

August 2018 – Present
      Chairman of the Board, Founder, Renu Robotics
- Provide leadership for the Board of Directors
- Provide advisement on all aspects of company business including; strategy, business development, human resources, sourcing, and financial.

August 2018- February 2019,
      Vice President of Business Development, Origis Energy
- Responsible for managing operations and maintenance services for
- Prepared Budgets and P&L
- Developed new business through utilty-scale solar

April 2017 – May 2018
      Vice President of Business Development, MaxGen Energy Services
- Drove growth through new business development
- Developed marketing strategy; website development, branding and social media
- Led and managed sales and marketing team

Name

Tim A Matus

Education: Master of Business Administration, University of Wisconsin, Oshkosh
               Bachelor of Science in Mechanical Engineering, South Dakota State University

All positions and offices held with the Company and date such position(s) was held with start and ending dates

August 2018 to Present
      CEO/President, Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2018 to Present
      CEO, Founder, Renu Robotics
- Lead the development of short and long-term company strategy
- Communicate on behalf of the company to shareholders, customers & public
- Create and drive company's vision and mission
- Hire and evaluate the work of executive leaders in the organization
- Asses company risks, ensure they are monitored and minimized
- Set strategic goals, set measures in place to track and communicate progress
- Drive awareness of competitive landscape, expansion opportunities, industry developments, and technology advancements
- Ensure the company maintains high social responsibility in all aspects of the business

June 2015 – December 2018
      Board of Directors, Speedy Store
- Advised on business setup and strategy for innovative startup
- Provided connections for vendors and materials supply
- Oversee engineering of vending systems development approach

May 2016 – November 2017
      Operations Manager, MediaFusion
- Developed and implement strategy for the company
- Set product plans including pricing and positioning
- Managed product development team and set priorities
- Hired and managed sales team including outbound sales and online.

Name

Todd Sanders

Education: Bachelor of Science Business Administration, Computer Science, Texas A&M

All positions and offices held with the Company and date such position(s) was held with start and ending dates

August 2018 – Present
      CTO, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2018 - Present
      CTO, Renu Robotics
- Developer for client interface & human/robot Interface
- Build and oversee remote robot support
- Remote robot support command center management
- Create and build network communications systems and processes
- Direct all work with IT and server administrator

- Support marketing in direction of web development & design

January 2018 – Present
   Co-Founder, One Shot Distillery & Brewery
   - Address all permitting and licensing
   - Oversee production reporting and regulation requirements
   - Direct brewery engineering and maintenance
   - Manage marketing & labeling

January 2009 – Present
   Technologist and Co-Owner, PointStream Inc.
   - Provide consulting on cyber security
   - Serve at intelligence analyst
   - Participate in engineered sales
   - Engineer for development of hardware
   - Software engineer & trainer
   - Manage product support

March 2015 – Present
   Technologist and Co-Owner, GridMonitor & AdminMonitor
   - Manager software development
   - Serve as client technical lead
   - Address server administration
   - Web developer & designer
   - Lead streaming engineer
   - Manager all support activities

January 2001 – Present
   CTO and Co-owner, The Patient Recruiting Agency
   - Manager of Software Development
   - Server administration
   - Web developer & designer
   - TV/film director & producer
   - Director of motion graphics
   - Manager of service and support

Name

Jeff Dayov

Education: Master of Business Administration, Financial Analysis, University of Southern California
             Bachelor of Arts Business Administration & Management, La Sierra University

All positions and offices held with the Company and date such position(s) was held with start and ending dates

August 2018 – Present
   CFO, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2018 – Present
- CFO, Renu Robotics
  - Oversee and direct all financials actions of the company
  - Plan and implement capital structure of the company
  - Manage all record keeping, bookkeeping and accounting
  - Address all tax related concerns for the entity
  - Controller – Report accurate and timely historical financial information
  - Assure compliance and reporting for shareholders, analysts, creditors, employees, and the members of management

June 2019 – Present
- Director of FP&A, Glenmount Global Solutions
  - Direct all works for budgeting, forecasting, and analysis supporting major corporate works
  - Analyze data and information to support executives in major operational, financial, and strategic decisions
  - Address systems and processes to assure tracking & reporting
  - Setup and provide analysis for internal controls
  - Monitor cash flows, provide financial reporting, and address financial activities

May 2018 – June 2019
- Corporate FP&A, Khoros
  - Provided budgets, forecasting and analysis to support corporate initiatives
  - Assisted accounting and financial planning
  - Improved reporting systems for P&L, and budgeting
  - Assisted in financial compliance

September 2015 – April 2018
- Corporate FP&A, SunPower Corporation

  - Assisted executes in merger & acquisition decisions through data collection and analysis.
  - Developed budgets, provide forecasting, and support accounting activities
  - Oversee reporting processes including P&L

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees in Texas, United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Shares
Amount outstanding	12,011,274
Amount authorized	13,945,294
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	83.9%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	75,000
Voting Rights	No voting rights until conversion. Upon conversion, one vote per share.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.67%
Other Material Terms	$16,700,000 valuation cap

Type of security	Class B Shares Common Stock
Amount outstanding	474,018
Amount authorized	10,000,000
Voting Rights	No voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.3%
Other Material Terms	Authorized to issue up to 10,000,000 Class B Shares

Type of security	Warrant
Amount outstanding	1,205,868 shares of Class B Common Stock
Voting Rights	No voting rights until conversion. Upon conversion, one vote per share.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	8.4%
Other Material Terms	Exercise price of $0.0025 per share, expires 01/27/2030

In January 2020, in exchange for admittance to Capital Factory's accelerator program, the company issued a warrant to Capital Factory for 1,205,868 shares of Class B common stock, exercisable at $0.0025 per share at any time prior to January 27, 2030.

The Company has the following debt outstanding:

Type of debt	Business Line of Credit
Name of creditor	Frost Bank
Credit limit	$250,000
Amount outstanding	$240,000
Interest rate and payment schedule	Variable
Amortization schedule	One lump sum payment of all outstanding principal plus all accrued unpaid interest
Describe any collateral or security	The line of credit is personally guaranteed by Michael Eyman and Tim Matus
Maturity date	September 5, 2020
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	441,250	$353,000.00	Product Development, Salaries, Components for Robotics, Rent, Supplies	October 1, 2018	Rule 504
Common Stock	170,024	$150,000.00	Product Development, Salaries, Components for Robotics, Rent, Supplies	August 13, 2019	Rule 504
SAFE (Simple Agreement for Future Equity)	93,750	$75,000.00	Product Development, Salaries, Components for Robotics,	March 4, 2019	Rule 504

			Rent, Supplies		

Ownership

A majority of the Company is owned by the founders, Tim Matus and Mike Eyman. A mix of the management team and individual investors make up the rest of the ownership of Class A Shares. Non-voting Class B Shares have been set aside for employees and those contributing to the launch of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Tim A Matus	35.5%
Michael Eyman	34.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company raised $528,000 through its seed round offering. A line of credit in the principal amount of $250,000, that was backed by the Company's founders has provided for liquidity through November 2019. In December 2019, the company began generating revenue through the sale of its RenuBot mower units.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have roughly $60,000 in cash on hand as of November 2019. The augmentation from the Offering proceeds will be used to execute our business strategy, delivering products to our customers.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 in principal amount of Crowd Note for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 16, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Shares, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$13,200,000 ($13.2 million) or $16,500,000.00 ($16.5 million)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal:

a. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on a $13,200,000 ($13.2 million) valuation cap instead of $16,500,000 ($16.5 million) valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for preferred stock by investors in the Qualified Equity Financing or (B) the price per share based on a $13,200,000 ($13.2 million) valuation cap (instead of $16.5 million)

b. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company has a shareholder agreement in place. The Shareholder Agreement, dated September 9, 2018, contains customary transfer restrictions, including repurchase rights, rights of first refusal, and buy-sell provisions.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE

PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Tony Padgett
Relationship to the Company	COO
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	Class A Shares were purchased in an October 2018 transaction for $100,000 and in a December 2019 transaction for $50,000.

Related Person/Entity	Laura Eyman
Relationship to the Company	Spouse of Michael Eyman, a more than 20% owner and Chairman of the Board
Total amount of money involved	$40,000.00
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	Purchase of Class A Shares

Related Person/Entity	Nancy Keiser
Relationship to the Company	Mother of Michael Eyman, more than 20% owner and Chairman of the Board
Total amount of money involved	$13,000.00
Benefits or compensation received by related person	Class A Shares ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	Purchase of Class A Shares

Related Person/Entity	Tim A Matus
Relationship to the Company	CEO/President Owner
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	Class A Share Investment

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tim Matus
(Signature)

Tim Matus
(Name)

Chief Executive Officer/President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeff Dayov
(Signature)

Jeff Dayov
(Name)

Chief Financial Officer, Finance Committee
(Title)

12/31/19
(Date)

/s/Tim A Matus
(Signature)

Tim A Matus
(Name)

Chief Executive Officer/President
(Title)

1/31/19
(Date)

I, Jeff Dayov, being the founder of Renu Robotics Corporation, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and
(ii) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018.

/s/Jeff Dayov
(Signature)

Jeff Dayov
(Name)

Chief Financial Officer, Finance Committee
(Title)

1/31/19
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcripts

EXHIBIT A
Financial Statements

RENU ROBOTICS, INC.

Reviewed Financial Statements For The Periods Ended September 30, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Renu Robotics, Inc.
San Antonio, TX

We have reviewed the accompanying financial statements of Renu Robotics, Inc. (a corporation), which comprise the balance sheet as of September 30, 2019 and December 31, 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 20, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

RENU ROBOTICS, INC.
BALANCE SHEET
SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	10,457	$	235,971
TOTAL CURRENT ASSETS		10,457		235,971
TOTAL ASSETS		10,457		235,971
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Deferred Revenue		105,000		-
TOTAL CURRENT LIABILITIES		105,000		-
NON-CURRENT LIABILITIES				
Loan Payable		40,000		-
SAFE		75,000		-
TOTAL LIABILITIES		220,000		-
SHAREHOLDERS' EQUITY				
Common Stock (13,945,294 shares authorized; 11,829,585 issued; no par value)		-		-
Additional Paid in Capital		383,000		281,000
Retained Earnings (Deficit)		(592,543)		(45,029)
TOTAL SHAREHOLDERS' EQUITY		(209,543)		235,971
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	10,457	$	235,971

Reviewed- See accompanying notes.

RENU ROBOTICS, INC.
INCOME STATEMENT
FOR THE PERIODS ENDED SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

	2019	2018
Operating Income		
Sales	$ -	$ -
Gross Profit	-	-
Operating Expense		
Payroll	250,236	-
Research & Development	248,906	-
Rent	21,730	35,197
General & Administrative	19,623	6,991
Advertising	7,019	2,841
	547,514	45,029
Net Income from Operations	(547,514)	(45,029)
Net Income	$ (547,514)	$ (45,029)

RENU ROBOTICS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2019 AND DECEMBER 31, 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (547,514)	$ (45,029)
Change in Deferred Revenue	105,000	-
Net Cash Flows From Operating Activities	(442,514)	(45,029)
Cash Flows From Investing Activities		
Purchase of Fixed Assets		
Net Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Issuance of Loans Payable	40,000	-
Issuance of Common Stock		
Issuance of SAFE Notes	75,000	-
Additional Paid In Capital	102,000	281,000
Net Cash Flows From Investing Activities	217,000	281,000
Cash at Beginning of Period	235,971	-
Net Increase (Decrease) In Cash	(225,514)	235,971
Cash at End of Period	$ 10,457	$ 235,971

RENU ROBOTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIODS ENDED SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2017		$ -	$ -	$ -	$ -
Issuance of Stock	11,700,000	-	281,000		281,000
Net Income				(45,029)	(45,029)
Balance at December 31, 2018	11,700,000	$ -	$ 281,000	$ (45,029)	$ 235,971
Issuance of Stock	129,585		102,000		102,000
Net Income				(547,514)	(547,514)
Balance at September 30, 2019	11,829,585	$ -	$ 383,000	$ (592,543)	$ (209,543)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Renu Robotics, Inc. ("the Company") is a corporation organized under the laws of the State of Texas. The Company operates as a developer of robotics and related software programs, specializing in the solar energy market.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses of $547,514 and $45,029 in 2019 and 2018, respectively, with total liabilities exceeding total assets.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds through a Reg CF campaign to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through December 20, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Deferred Revenue

In 2019, The Company recognized unearned revenue in the amount of $105,000 from customers who placed a down payment for future product sales. The company plans to recognize this sum as revenue by the end of December 2019.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company occupies office space under a non-cancellable operating lease. The lease expires in 2024 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019-2020 $6,000
2020-2021 $6,180
2021-2022 $6,365
2022-2023 $6,556
2023-2024 $6,754

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2018 and period ending September 30, 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2016, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the loan payable"). As of September 30, 2019, the amount outstanding under the loan payable was $40,000.

During the period ended September 30, 2019, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of September 30, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of September 30, 2019, the Company had $75,000 of SAFE obligations outstanding, with a valuation cap of $16,700,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of September 30, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the period ended September 30, 2019.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 20, 2019, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



MicroVentures

Company: Renu Robotics

Market: Commercial Autonomous Lawn Maintenance

Product: Autonomous commercial tractors and software platform for solar farm lawn maintenance



Company Highlights

- Sold three RenuBot mowers to a major solar energy provider in December 2019
- Has 16 non-disclosure agreements (NDAs) in place, as well as seven letters of interest (LOIs) with solar energy providers to potentially provide robotic mowers to solar farms
- Plans to develop additional products to spray pesticides, as well as clean, inspect, and secure solar panels
- Currently has two patents pending on the self-driving technology of its RenuBot tractor

EXECUTIVE SNAPSHOT

Renu Robotics, a San Antonio, Texas-based robotics company, aims to help utility providers save on maintenance costs by providing fully autonomous robotic mowers for solar farm facilities. Currently, the company has 16 non-disclosure agreements (NDAs) in place, as well as seven letters of interest (LOIs) with solar energy providers to potentially provide robotic mowers to solar farms. In December 2019, the company shipped its first RenuBot mower units and charging stations to a major energy provider and was accepted into Capital Factory's VIP Accelerator. Renu Robotics is raising capital to continue the production of its first product, RenuBot, a fully autonomous mower, while continuing development on potential products that include specialized maintenance systems and agricultural industry-specific autonomous machines.






Investors that purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $13.2 million valuation cap instead of a $16.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $13.2 million valuation cap (instead of $16.5 million).

COMPANY SUMMARY

Opportunity

Solar energy, which made up just 0.1% of U.S. electricity generation in 2010, has grown significantly in recent years, now accounting for more than 2% of total electricity generation. As a subset of the industry, utility-scale solar generation—large-scale solar projects typically produced on solar farms—is expected to increase significantly as well. Currently there is roughly 39,000 megawatts of utility-scale solar projects operational in the U.S., with another 94,561 megawatts of projects under development.[i] Put in perspective, one megawatt is enough energy to power anywhere from 400 to 900 homes,[ii] meaning that the current utility-solar output is enough to power roughly 15.6 million homes, with enough power for an additional 37.8 million homes should expected projects be completed.

As the production of large-scale solar farms is increases, so do the costs of developing and maintaining the facilities. To begin generating solar-derived electricity, a utility company must incur the initial costs of buying or renting land and purchasing solar panel modules, as well as variable costs such as labor, design, and engineering. Another potentially overlooked cost is related to vegetation management. If not properly managed, weeds and tall grass can potentially cause hotspots or fires that damage panels or decrease their efficiency.[iii] Though important, vegetation management can be expensive. For example, vegetation management is the second costliest expense behind land leases for Duke Energy solar facilities (one of the largest electric power holding companies in the U.S.) according to a spokesperson.[iv]

Renu Robotics, a San Antonio, Texas-based robotics company, aims to help utility providers save on maintenance costs by providing fully autonomous robotic mowers for solar farm facilities. These mowers, which do not require supervision, can help clients scale back maintenance labor costs. Further, by allowing clients to purchase the autonomous machines—which are engineered to require little ongoing maintenance—Renu hopes to enable its customers to reduce variable costs to better budget for the future. Starting with its line of mowers, the company hopes to optimize maintenance, stabilize and reduce costs, and lessen carbon emissions for its customers. In the future, the company plans to expand beyond mowers, creating systems designed to clean, inspect, and secure solar farm assets.


Product

RenuBot

Renu Robotics has built a fully autonomous tractor, the RenuBot, designed specifically for use on utility-scale solar farms. Currently, the company is marketing a version of the RenuBot equipped with a mowing system to maintain solar farm grounds. The low-profile mower is built to fit underneath obstacles, such as solar panels, for increased mobility. Equipped with a cutting-edge lithium ion battery and battery storage techniques that reduce weight, increase storage capacity, and decrease charge time, the RenuBot charges its battery using solar power during the day and operates at night, a process that produces zero operational emissions. Each RenuBot is given a stored map of the area it is servicing and will follow the pre-programmed path while utilizing machine learning to make corrections as needed to reduce wasted time



and increase efficiency. To ensure the bot accurately follows the designated route, RenuBot leverages real-time kinematic (RTK) GPS, which provides horizontal accuracy within two centimeters.

  

To detect its surroundings, the RenuBot is equipped with multiple sensors, including ultrasonics, and lidar. These sensors allow the mower to navigate around obstacles and other hinderances without the need for an operator. Once it has completed its mowing, the bot automatically returns to its docking bay for charging. The RenuBot is also capable of wireless auto updating, enabling each unit to check for and download the most up-to-date version of software while uploading data on progress, status, maintenance, new object recognition, and security. Other features of the RenuBot include:

- 63" mowing deck, designed to cut 100+ acres per month
- 10-year expected life span
- Under 28" in height to fit under solar panels
- Weight of 1100 lbs.
- Low noise level



In the future, the company plans to pair its RenuBot autonomous tractor with various task-specific systems, such as pesticide spraying, security, and inspection systems. Due to design complexities, each unit will be capable of a specific task. The Company has developed software to manage and coordinate multiple units that provide a suite of grounds maintenance services.

Fleet Management Software

Clients will be able to track their fleet of RenuBots using Renu Robotics' fleet management software. Each RenuBot unit is connected to the management software, which helps optimize routes, coordinate fleet movements, and monitor each vehicle's status. Through the software platform, clients will have access to dashboards that produce metrics on vehicle performance and system efficacy.

Each robotic system collects data regarding locations, environments, vegetation, performance, and operations. Renu Robotics exports this data to provide further reporting to its clients, as well as environmental data for research purposes.

Use of Proceeds

Renu plans to allocate raised funds to the following categories:

Minimum Raised ($50,000)

Campaign Marketing - $3,000 (6%)
General Marketing - $1,000 (2%)
Research and Development - $20,000 (40%)
Equipment Purchases - $1,000 (2%)
Future Wages - $7,000 (14%)
General Working Capital - $16,000 (32%)
Travel and Patents - $2,000 (4%)

Maximum Raised ($1,070,000)

Campaign Marketing - $8,000 (1%)
General Marketing - $38,000 (4%)
Research and Development - $470,000 (44%)
Equipment Purchases - $88,000 (8%)
Future Wages - $143,000 (13%)
General Working Capital - $145,000 (14%)
Travel and Patents - $88,000 (8%)
Manufacturing - $90,000 (8%)

Campaign Marketing

The company plans to use proceeds for the reimbursement of expenses incurred from the marketing of its crowdfunding raise.

General Marketing

Renu Robotics plans to use proceeds to conduct email marketing campaigns, literature and materials creation, video creation and signage.

Research and Development

Proceeds allocated to research and development will be used to further develop products outlined in the company's product roadmap, including software development, hardware components design and testing, and analysis on items in design.

Equipment Purchases

The company's allotment for equipment purchases includes equipment for testing products including tools, a forklift, electronic testing equipment, computers, a small press and other items related to engineering and company operations.



Future Wages

Proceeds allocated to future wages will be used to pay the salaries of current employees, as well as future hires.

General Working Capital

General working capital allotments will be used for daily operations, such as purchasing materials, funding operational expenses, and paying bills associated with ongoing business.

Travel and Patents

The company plans to use its travel and patents allocation to pay for travel associated with the installment of units with customers, as well as travel related to sales. The company hopes to file additional patents in the near future as well.

Manufacturing

Proceeds devoted to manufacturing will be used to fund all aspects of manufacturing Renu Robotics' products. This includes tools, benches, lifts, materials, and safety related items.





Product Roadmap

RenuBot Electric Tractor Models

Starting in 2021, Renu Robotics intends to expand its product line by pairing its tractor base with task-specific systems engineered to address a wider variety of solar farm maintenance needs. While the core specifications of the tractor bases will remain uniform, the units will be re-balanced to optimize the towing needs of the following systems:

SprayBot – Q1 2021 launch – This proposed spraying system will include a moveable arm designed to spray natural pesticides precisely to limit waste and over-spraying

Panel Inspector – Q3 2021 launch – The company plans to develop the Panel Inspector to detect defective solar panels, loose wiring, loose bolts, failed trackers, and hot wires utilizing multispectral and infrared cameras. The company plans to equip the system with the capability to document the location of issues, capture the serial numbers of defective panels, and report issues to the appropriate parties.



Security Bot – Q1 2022 launch – The proposed Security Bot will be designed to provide roving security throughout a solar site. Running random patterns, the bot will look for intruders using on-board cameras to take and send videos.

4 Wheel Drive Electric Tractor Bots

Solar Panel CleanBot – Q1 2023 launch – Renu Robotics plans to develop a cleaning bot utilizing a proposed 4-wheel drive, all-terrain platform. Equipped with a proposed 10 ft. articulating arm with a rotating brush, the bot will be designed to clean panels at a speed of one to two mph. The company plans to enable the bot to perform dry cleans, as well as water and detergent cleanings.

AT MowBot – Q2 2023 launch – The company plans to leverage its proposed all-terrain platform to develop a mowing bot with two articulating arms attached to a single deck at the front of the system. Renu plans to make the bot capable of scouting an area for vegetation to mow, as well as the ability to climb rocks and hills to cut down weeds and grasses.

AgBot Electric Tractor Systems

Mechanical Weeder – Q3 2022 launch – With the first task-specific system of the proposed lighter 4-wheel drive AgBot Electric Tractor, the Mechanical Weeder, Renu hopes to leverage software to analyze plant life to pull unwanted vegetation from crops, fields, and grassy areas. The company plans to license the visual learning software from various sources to integrate with the system.

Harvest Robot – Q2 2023 launch – The company plans to develop a harvesting system capable of harvesting low lying fruits and vegetables. Renu plans to enable the system to identify and pick produce similar to hand-picking, with tools to cut edible greens as well.

Omni SprayBot – Q2 2024 launch – Renu hopes to develop a spray system that will use non-chemical spray to reduce pests, fungus, and bacteria on fruits and vegetables. The company plans to use a combination of ozonated water, steam, ultraviolet light, and other techniques currently being developed to minimize the use of chemicals.

Business Model

Currently, Renu Robotics plans to sell units to utility-scale solar power providers for use at their solar farms. In the future, the company plans to expand to agriculture, where it will target small-scale agricultural operations. Renu sells each unit for $50,000. It costs the company $30,000 to produce one unit. In addition to the sale of each individual unit, the company plans to provide monitoring of the units at a cost of $800 per month.

In the future, Renu Robotics hopes to transition to a leasing model, in which clients will pay a monthly or yearly fee to use a fleet of Renu units, while Renu will retain ownership of the units. The company also hopes to begin outsourcing the component assembly of its bots, while keeping the design, development, and final assembly in-house.



Intellectual Property

The company currently has two patents pending related to the self-driving technology of the company's RenuBot:

- Application #62/918161 - Systems and Methods for Automated Grounds Maintenance
- Application # 62/904451 - Autonomous Vehicle Systems and Methods

USER TRACTION

In December 2019, the company sold three RenuBot units and four charging stations to a major solar energy provider for use on the company's solar farm facilities.

Currently, Renu Robotics has 16 non-disclosure agreements (NDAs) in place, as well as seven letters of interest (LOIs) with solar energy providers to potentially provide robotic mowers to solar farms. In December 2019, the company was accepted into Capital Factory's VIP Accelerator.

HISTORICAL FINANCIALS

In December 2019, the company shipped three RenuBot units and four charging stations to a major energy provider. Upon shipment, the company generated revenue of roughly $252,000.

As of November 2019, Renu Robotics has incurred expenses totaling $797,443 year-to-date. Since the company's inception in August 2018 through November 2019, the company has incurred expenses of $842,472. Overall expenses began to increase steadily beginning in January 2019. This was due primarily to increased spending on the development of prototypes, as well as an increase in payroll expenses. Operating expenses peaked in October 2019 due to a substantial increase in prototype development expenses.







Renu Robotics' expenses since inception can be broken down into the following categories:

2018 Expenses	2019 Expenses (through November)
Payroll - $0 (0%)	Payroll - $322,771 (40%)
Prototypes - $35,197 (78%)	Prototypes - $384,117 (48%)
Building Rent - $0 (0%)	Building Rent - $44,530 (6%)
Travel - $3,832 (9%)	Travel - $5,735 (1%)
Marketing Costs - $2,841 (6%)	Marketing Costs - $16,212 (2%)
Supplies & Other - $3,159 (7%)	Supplies & Other - $24,078 (3%)

2018 Expense Breakdown
Prototypes
Travel
Marketing Costs
Supplies & Other
7%
6%
9%
78%

2019 Expense Breakdown (through November)
Payroll
Prototypes
Building Rent
Travel
Marketing Costs
Supplies & Other
1%
2%
3%
6%
40%
48%

As of November 2019, Renu Robotics has incurred a net loss of $797,443 year-to-date. Since inception in August 2018, the company has incurred net losses totaling $842,472. In 2019 through November, the company's average monthly burn rate is $62,946. As of November, the company has $60,569 of cash on hand. As a result of low cash on hand, the founders of the company plan to fund the company until the conclusion of the crowdfunding raise.

Net Income (Loss)
$-
$(20,000)
$(40,000)
$(60,000)
$(80,000)
$(100,000)
$(120,000)
$(140,000)
$(160,000)
$(180,000)
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19


Renu Robotics plans to initially target utility-scale solar companies. Currently, there are nearly 39,000 megawatts of utility-scale solar projects operating, with another 94,561 megawatts under development. Of the utility-scale solar projects signed in 2018, only 11% were under a government-mandated renewable portfolio standard, while more than 80% of projects were signed under voluntary procurement by utility companies or corporate off-takers. Utility-scale solar power generation makes up the largest portion of all U.S. solar installations, relative to residential and non-residential installations.[v]



Growth of solar installations have been fueled in part by the Solar Investment Tax Credit (ITC). Initially passed in 2006, the credit has since been extended and/or expanded in 2007, 2008, and late in 2015. As a result of fears surrounding the future of the ITC, solar project installations surged in 2016 in order to take advantage of the ITC. However, due to the latest extension in late 2015, the federal policy is stable until 2021.[vi]





Solar has ranked first or second in new electricity capacity additions from 2013 to 2018 and is on pace to rank second in 2019. In 2010, solar power was responsible for just 0.1% of total U.S. electrical generation. Today, solar accounts for more than 2% of total generation.[vii] While becoming a significant source of new electric capacity additions, utility-scale solar has decreased in price. Despite the imposition of a 30% tariff in February 2018, module prices have begun falling again due to renewed market certainty in the wake of the lower-than-expected tariff announcement and global module oversupply caused by steep reductions in Chinese demand.



In the future, the company plans to expand into the commercial agricultural industry. In 2017, U.S. farms contributed $132.8 billion to the country's gross domestic product (GDP). In the same year, roughly 2.6 million people were employed in the farming sector, accounting for 1.3% of total U.S. employment.[viii] Digital disruption and consolidation are expected to impact the agricultural industry. With demand for food worldwide rising and farm profits decreasing, food production practices are shifting. In 2018, farm profits dropped to $59.5 billion, a 12-year low.[ix] The agricultural robotics industry is estimated to capture a market size of $5.7 billion by 2024.[x] Machine learning, analytics, and remote sensing are also expected to impact the agricultural market in the near future.[xi]

According to Zion Market Research, the global autonomous robot market was valued at around $4.61 billion in 2016 and is expected to reach approximately $11.9 billion by 2024. The industry is expected to grow at a compound annual growth rate (CAGR) of 14% between 2017 and 2024. The demand for autonomous robot units is expected to reach about 115,400 units by 2024, growing at a CAGR of 13% between 2017 and 2024. Anticipated growth will be driven by demand from a wide variety of industries including healthcare, manufacturing, military operations, and home applications, among others. These industries use autonomous robots across many different functions like delivery, material handling, security, and more.[xii]

Renu Robotics operates within the larger industry of robotics. Some highlights from historical venture capital funding data for robotics companies are as follows: [xiii]



- Total capital invested in robotics companies surpassed $18.6 billion in 2018, a 58% year-over-year increase, across 645 total deals.
- While capital invested in 2018 reached a record high, deal count dropped 15% year-over-year.
- In 2017, venture capital funding in robotics companies declined 2% from 2016 to $11.77 billion, while deal count increased 20% to 762 total deals, a record high.
- Nearly $12 billion was invested in 2016 in robotics companies, a 148% increase from 2015.
- From 2008 to 2018, there was $70.65 billion invested in venture capital financings in robotics companies across 4,152 such deals.



COMPETITORS

John Deere: John Deere is the brand name of Deere & Company (NYSE: DE), a corporation founded in 1837. As part of its suite of products, John Deere offers commercial lawn mowers and lawn mower accessories. These commercial-level offerings include zero-turn mowers, walk-behind mowers, front and wide-area mowers, and stand-on mowers. Currently, John Deere offers the TANGO E5, a consumer-level autonomous mower, but does not have a commercial quality autonomous mowing product. In fiscal year (FY) 2018, the company generated net sales of roughly $33.4 billion.[xiv]

Toro: Founded in 1914, The Toro Company (NYSE: TTC) is an American corporation specializing in the manufacturing of lawn maintenance equipment. Toro currently offers various commercial-grade mowers, including walk-behind mowers, stand-on mowers, and zero-turn mowers. In 2002, Toro partnered with the National Robotics Engineering Center (NREC) to develop an autonomous mower for the golf market. Though it successfully developed a working prototype, the company deemed the technology too expensive, estimating the cost at roughly twice the cost of a traditional commercial mower. Toro eventually abandoned the project.[xv] In 2018, Toro generated net sales of $2.62 billion, a 4.5% increase over 2017.[xvi]

Alamo Industrial: Founded in 1969, Alamo Group is a Texas-based company that designs, manufactures, distributes and services high-quality equipment for infrastructure maintenance, agriculture, and other applications. Alamo Group's industrial division, Alamo Industrial, offers a suite of commercial-grade mowers. As



part of its product offerings, Alamo Industrial offers TRAXX RC, a purpose built rotary-type remote controlled industrial mower for cutting grass and light brush in areas not accessible to conventional mowing equipment or not safe for operators. In the first quarter of 2019, the company reported net sales of $261.9 million with net income of $15.3 million.[xvii]

SPIDER Slope Mowers: Based in the Czech Republic, SPIDER Slope Mowers produces a patent-protected fleet of remote-controlled mowers. The company offers five models of mowers, designed for all types of commercial lawn maintenance needs. SPIDER's 2SGS model is specifically designed for the maintenance of turf areas around solar panels at utility scale solar farms. Equipped with hydraulic engines and a lower profile, the 2SGS is made to maintain the turf beneath panels. Currently, the 2SGS features a cutting width of 123 centimeters, a weight of 853 lbs., and a remote-control radius of 100 meters.[xviii]

EXECUTIVE TEAM



Tim Matus, Co-Founder and CEO: Tim has served as CEO of Renu Robotics since August 2018. Before Renu, Tim was an operations manager at MediaFusion, a digital media platform. Tim has also held the roles of Director of Product Development at Electrolab and Chief Operating Officer at Itsa Energy. Combined, he has over 20 years of experience leading teams and bringing products from research and development to market. His experience ranges from manufacturing, oil & gas, biotech, marketing, and media, developing both business and product strategy. Tim holds a bachelor's degree in Mechanical Engineering from South Dakota State University and an MBA from the University of Wisconsin Oshkosh.



Michael Eyman, Co-Founder: Michael founded Renu Robotics in 2018 alongside Tim. Currently, he serves as the Chairman of the Board of Directors at Renu. Michael also works for Origis Services, where he serves as Managing Director. He has held director and vice president positions at Sunpower Corporation and MaxGen Energy Services, respectively. Prior to his corporate career, Michael was a Commander in the U.S. Navy Reserve. Michael holds his bachelor's degree in Marine Sciences from Texas A&M University at Galveston, his master's in Military and Foreign Affairs from the U.S. Air Force Air Command and Staff College, and his MBA from the McCombs School of Business at the University of Texas at Austin.



Jeff Dayov, CFO: Jeff has served as CFO of Renu since August 2018. In his role, he has been working on developing the long-term financial plan and monitoring current cash levels. Jeff is tasked with developing policies and procedures to ensure prudent stewardship of Renu Robotics finances and building a team of finance and accounting professionals to deliver best in class service to all stakeholders. Currently, Jeff works for Glenmount Global Solutions, serving as Director of financial planning and analysis (FP&A). In the past, Jeff has also worked for Khoros and Sunpower Corporation in FP&A roles. Jeff holds a bachelor's degree in Business Administration and Management from La Sierra University, and an MBA from the University of Southern California.





Todd Sanders, CTO: Todd Sanders joined Renu Robotics in August 2018 as the Chief Technology Officer. In this role, he prototyped and validated the technology with other team members to prove the concept was possible. With the growth of the software and hardware team Todd's primary focus is now the overall platform and building out the control and monitoring tools and support team. His experience includes being an executive at multiple startups including: GridMonitor a data analytics and information platform for the power industry, DSI Energy Ventures, PointStream, Inc., and The Patient Recruiting Agency creating data-drive advertising solutions for the pharmaceutical industry. Todd holds a bachelor's degree in Business Administration from Texas A&M University.



Tony Paggett, COO: Tony has served as Renu's COO since February 2019. Before stepping into his current role, Tony held the position of Executive Vice President of Field Operations for the company. He has also held the positions of Vice President of Operations at MaxGen Energy Services and Director of Operations and Maintenance at First Solar. Tony holds a bachelor's degree in Business Management from the University of Phoenix, and a master's level certificate from the Solar Engineering and Commercialization Program at Arizona State University.

PAST FINANCING

In January 2020, in exchange for admittance to Capital Factory's accelerator program, the company issued a warrant to Capital Factory for 1,205,868 shares of Class B common stock, exercisable at $0.0025 per share at any time prior to January 27, 2030. Renu Robotics has also raised capital through the following rounds of financing:

Round	Amount	Date	Security	Price per Share	Valuation Cap	Pre Money Valuation
Pre Seed I	$353,000	October 2018 – November 2019	Common Stock	$0.80	N/A	$9,920,000
Pre Seed II	$150,000	August 2019 – December 2019	Common Stock	$0.883	N/A	$12,483,598
Pre Seed III	$75,000	April – September 2019	SAFE	N/A	$16,700,000	N/A

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $13,200,000 or $16,500,000
Discount Rate: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $13,200,000 or $16,500,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.



San Antonio Business Journal: Robotic maintenance tractor maker opens office on North Side
KSAT San Antonio: Local startup develops autonomous electric tractors
Solar Power World: Renu Robotics is developing an autonomous solar maintenance tractor

RISKS

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,



- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://www.seia.org/solar-industry-research-data
[ii] https://m.boiseweekly.com/boise/megawhat/Content?oid=3433953
[iii] http://www.hdsolar.co.kr/solar-power-informations/?lang=en&ckattempt=1&mod=document&uid=381
[iv] https://www.smithsonianmag.com/innovation/theres-new-job-in-solar-industry-180968039/
[v] https://www.seia.org/solar-industry-research-data
[vi] https://www.seia.org/solar-industry-research-data
[vii] https://www.seia.org/solar-industry-research-data
[viii] https://www.ers.usda.gov/data-products/ag-and-food-statistics-charting-the-essentials/ag-and-food-sectors-and-the-economy/
[ix] https://www.bloomberg.com/news/articles/2018-02-07/u-s-farm-income-to-hit-12-year-low-as-agriculture-rout-persists
[x] https://modernag.org/innovation/beyond-smart-city-machine-learning-iot-on-the-farm/
[xi] https://www.planet.com/pulse/top-global-trends-fourth-agricultural-revolution/
[xii] https://www.zionmarketresearch.com/report/autonomous-robot-market
[xiii] PitchBook Data, Inc.; Downloaded on February 7, 2019
[xiv] https://www.sec.gov/Archives/edgar/data/315189/000104746918007694/a2236950z10-k.htm
[xv] https://www.landscapemanagement.net/the-future-workforce-using-autonomous-robotic-mowers-to-solve-the-labor-crisis/
[xvi] https://thetorocompany.gcs-web.com/static-files/aed3fe1f-7121-43c4-9bf2-05183cdaa36a
[xvii] https://www.prnewswire.com/news-releases/alamo-group-announces-record-first-quarter-results-and-prospective-changes-in-segment-reporting-300842239.html
[xviii] https://www.slope-mower.com/spider-2sgs_p13.html

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Renu Robotics Corporation
12918 Delivery, San Antonio, TX 78247

Ladies and Gentlemen:

The undersigned understands that Renu Robotics Corporation, a Corporation organized under the laws of Texas (the "Company"), is offering up to $1,070,000.00 in principal amount of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated January 31, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific time on March 16, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

4

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Dispute Resolution.

a) General Rule.
Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in San Antonio, Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.
Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.
NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to conflict of law principles thereof.

14. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Renu Robotics Inc. 12918 Delivery San Antonio, TX 78247 Attention: Tim Matus
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS]

	[E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Renu Robotics Corporation
By_____ Name: Title:

EXHIBIT D
Crowd Note

Renu Robotics Inc.

CROWD NOTE

FOR VALUE RECEIVED, Renu Robotics Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $13.2 million or $16.5 million (See the Conversion Price Below)

The "**Discount**" is 20%.

The "**Offering End Date**" is March 16, 2020

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

        i. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on a $13.2 million valuation cap instead of a $16.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $13.2 million valuation cap [instead of $16.5 million].

ii. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Austin, Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Three of the **Forces** Changing our Economy



Mission: Save $1 billion in maintenance cost for utility-scale solar companies

Strategy: Develop affordable, reliable, and environmentally responsible **fleets of autonomous electric tractors**

Tactics: **Hire and utilize software developers, engineers, and IT technicians**



Large obstacle-laden fields can be **expensive** to maintain

- Can be difficult to use standard remote-operated equipment or equipment with driver/operators onboard

- Inconsistent and expensive costs ($500 to $1,800/MW annually for mowing)[i]

- Environmentally irresponsible at 20,000 lbs of CO_2 emissions per mower annually[ii]

i https://prod-ng.sandia.gov/techlib-noauth/access-control.cgi/2016/160649r.pdf
ii https://www.ecoequipmentsupply.com/why-electric/environmental-benefits-electric-mowers/

RenuBot is our proprietary electric, autonomous tractor



Under 28" tall to **fit below obstacles** (i.e. solar panels)

Low noise level & light brightness

Fully autonomous with no operators required

Fully **solar-powered** electric (charges during the day & operates at night)

Minimal maintenance needed with **10-year expected life** span

63" deck for **cutting 100+acres/month**

RenuBot comes fully loaded with the **latest technology**

AUTONOMOUS

RenuBot will be given a stored map, following the path and making corrections when needed.



MACHINE LEARNING

Using deep learning, Renubot will improve its tasks to reduce wasted time and maximize efficiency.



SENSOR DATA

Combining multiple sensors - ultrasonics and radar - ensures the robot knows its surroundings.



LITHIUM-ION BATTERIES

Using the latest battery storage techniques to reduce weight, increase storage, and provide fast charging.





RTK POSITIONING

Real Time Kinematic GPS positioning provides horizontal accuracy within 2 cm.



ROBUST SOFTWARE

An open source framework provides cutting edge features quickly and reliably. Uses industry-leading Robotic Operating System (ROS).



SELF CHARGING & UPDATING

RenuBot returns itself to the docking bay, charges, performs automated checks and updates, & uploads data.



WIRELESS DATA

Continuous information available on progress, status, maintenance, new object recognition, and security.



The domestic and global market potential is **large**

U.S. Market Value (TAM) = $24B

Global Market Value (TAM) = $72B


Solar*
U.S. $302M
Global $5.1B


Power Transmission*
U.S. $1.5B
Global $5.2B


Highways*
U.S. $12B
Global $34B


Class I Rail*
U.S. $227M
Global $659M


Gas & Oil Pipelines*
U.S. $6.7B
Global $19B


Airports*
U.S. $1.4B
Global $3.2B


Golf Courses*
U.S. $2.67B
Global $5.7B

*Market value estimated from internal calculations based on sources provided in Appendix A

We are not just a hardware company, we are a **comprehensive** fleet management software solution



Proprietary Management Platform and Dashboards

- We plan to sell clients fleets of RenuBots (mowers, sprayers, and cleaners). We will help spec the composition of **each customer's fleet based on their needs**.

- The RenuBots are continuously connected to our **proprietary management platform** which optimizes routes, coordinates the fleet's movements, monitors the vehicles' status, etc.

- The platform also **produces dashboards** for vehicle performance and system efficacy.

Our business model has the potential to be a **highly cost-effective** solution

Our anticipated full-fleet 5-year contract includes an automated fleet of 7 RenuBots at:

- One-time Equipment Purchase Fee: $315K
- One-time Installation & Commissioning: $8K
- Monthly Fee: $7K



4 Mowers

1 Sprayer   1 Cleaner   1 Inspector

$149K/yr 5-year contract revenue $743K (Current Estimates Only)

69.8% Projected contract gross margin with equipment COGS

We are uniquely qualified as **domain experts** in the field



TIM MATUS
CEO, President, Founder

Executive Leader & Technical Expert in R&D, Product Design, Operations & Manufacturing. 10 Years of Fortune 200 Experience. Launched more than a dozen successful industrial products. 18 Patents.



TODD SANDERS
CTO

Software & Information Systems Expert. Past NASA Employee. 10 years in Robotics. Advisors from Southwest Research autonomous program (ROS).



MIKE EYMAN
Board Chairman, Founder

Solar Industry market expert. MaxGen, SunPower, Origis. Leader, strategist in procurement, operations, marketing and business development.



TONY PADGETT
COO

Solar and Utility Operations Executive. Deep Field Experience in Vegetation Management. Extensive Relationships Throughout Utility Scale Solar. MaxGen, First Solar.



JEFF DAYOV
CFO

Industry Leader with Corporate FP&A, Private Equity, Investment Management and Solar Utility Experience. SunPower, MaxGen.

We are gaining demand **traction** in the solar fields market



Launch
1 contract for 3 units at $250K

Letters of Interest
7 companies

In Discussions (NDA)
16 companies (17500MW total, 1250MW/partner)

Outreach
Multiple contacted companies from Solar Power International (SPI)

Thank you!

Appendix A

Solar:

https://www.nrel.gov/docs/fy13osti/56290.pdf

https://www.woodmac.com/research/products/power-and-renewables/

https://prod-ng.sandia.gov/techlib-noauth/access-control.cgi/2016/160649r.pdf

Power Transmission:

https://www.energy.gov/sites/prod/files/2018/03/f49/2018%20Transmission%20Data%20Review%20FINAL.pdf

https://books.google.com/books?id=1j7xAAAAMAAJ&pg=SA2-PA36&lpg=SA2-PA36&dq=how+many+acres+per+mile+of+transmission+lines&source=bl&ots=ltONXCBJxS&sig=ACfU3U2WLQejeIDiCMMgyrOue09f7Nk26A&hl=en&sa=X&ved=2ahUKEwiI79-mi6vgAhWqiVQKHUg_BaYQ6AEwDnoECAMQAQ#v=onepage&q=how%20many%20acres%20per%20mile%20of%20transmission%20lines&f=false

Highways, Rail, Pipelines

https://www.bts.gov/sites/bts.dot.gov/files/docs/browse-statistical-products-and-data/national-transportation-statistics/223001/ntsentire2018q3.pdf

https://www.fs.usda.gov/Internet/FSE_DOCUMENTS/fseprd528063.pdf

Airports:

https://www.cia.gov/library/publications/the-world-factbook/rankorder/2053rank.html

https://www.faa.gov/airports/airport_safety/airportdata_5010/

Golf Courses

https://www.golf.com/tour-news/2018/05/01/15-numbers-you-need-know-about-us-golf-economy

https://www.gcsaa.org/docs/default-source/Environment/phase-2-land-use-survey-full-report.pdf?sfvrsn=c750ea3e_2

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript



Renu Robotics
Video Script

Renu Robotics is building autonomous electric tractors with the goal of transforming vegetation management for utility-scale solar power plants across the United States and eventually the world.

We have built an autonomous tractor equipped with the latest sensors engineered to facilitate precise localization, navigation, mapping and obstacle detection. This all-electrical vehicle is equipped with a battery bank equal to a third of the power of the best electric vehicles on the road today; enough energy capacity to mow more than 100 acres a month through large solar fields. It will automatically return to its docking station when it is ready to recharge, even with options to charge directly off the solar grid.

Information from Wood Mackenzie and the Solar Energy Industries Association states "after record-high procurement of 15 GWdc in 2018, procurement has surged to 11.2 GWdc in the first half of 2019, with 6.2 GWdc in Q2 alone. The contracted pipeline has ballooned to 37.9 GWdc, the highest it has ever been in the history of U.S. utility solar."

Troy Lauterbach - Senior Vice President Energy Systems, First Solar - explains historical problems for solar farms with vegetation management have been manpower… cost of fuel… emissions… injury in the field… and insurance… and these items keep driving the costs higher… affecting the overall value of the site.

Our answer to these problems is two-fold … one, the cutting-edge design and performance of our autonomous tractors and two, the software, enabling Renu Robotics the ability to monitor all mowing activity on a daily basis …. while being able to upgrade the tractor's future capabilities through our subscription service model.

The funds we raise will be used for completing our software stack, finalize testing, and to provide working capital to begin manufacturing products for our pipeline of interested customers.

(TIM BACK ON CAMERA:)

Our mission is to make solar power & renewables the lowest cost of new energy that can be added to the grid. We believe that automating operations and maintenance is a sure step in the process of powering our planet with clean energy.

Please consider joining us on our journey to make this possible by investing in our crowdfunding campaign today.

EXHIBIT G
Webinar Transcript

RENU ROBOTICS

Webinar Transcription
January 28, 2020

Brett: Hey, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today we'll be hearing from Renu Robotics, a company that's creating autonomous tractors and a software platform for the solar farm maintenance industry.

Brett: We are joined today by two members of their team. First, I'd like to introduce Tim Matus, Chief Executive Officer of Renu Robotics. Tim has served as CEO of Renu Robotics since August 2018. Before Renu, Tim was an Operations Manager at MediaFusion Digital Media Platform. Tim has also held the roles of Director of Product Development at Electrolab and COO at Itsa Energy. Combined, he has over 20 years of experience leading teams and bringing products from research and development to market. His experience ranges from manufacturing, oil and gas, biotech, marketing and media, developing both business and product strategy. Tim holds a bachelor's degree in mechanical engineering from South Dakota State University and an MBA from the University of Wisconsin, Oshkosh.

Brett: We are also joined today by Renu's Engineering Manager, Michael Blanton, Jr. Michael joined Renu Robotics in January of 2019. In his role, he has been overseeing the technical direction and development of the Renu Robotics autonomous mowing robot product, managing the engineering team and overseeing production of the first mowing robot units. As the team matures, Michael will continue leading the technical direction and development of future products as well as overseeing future refinements and enhancements of the Renu Robotics product line and managing the engineering team. Michael has over 12 years of research and development expertise in the area of robotics and autonomous vehicles. He brings experience managing projects and engineering personnel as well as developing and delivering technical solutions for commercial and government clients in a variety of domains.

Brett: How are you guys doing today?

Tim: We're doing well. Thanks, Brett, for having us on.

Michael: Thank you, Brett.

Brett: Yeah. Thanks for joining us, and thank you to everyone who is attending this webinar live. Just real quick before we get started to give you kind of the format, we're going to start with, Tim and Michael are going to spend about 10 minutes or so going through the presentation for Renu Robotics. You guys should be able to see it. They're sharing their screen, so you should be able to see it on your screen. So, they're going to go through that pitch deck and kind of give a high-level introduction of the company. During that presentation, we encourage you to send in questions. If you go over to your GoToWebinar control panel, there's a tab titled "Questions". You can click there and feel free to submit them. You can do that during the presentation. They won't interrupt Tim and Michael; they'll just go to me. And then at the end of their presentation, we'll launch into Q&A and answer any questions that have been submitted and [inaudible 00:03:00] any others that anybody else might have.

Brett: So, with that, guys, I'll let you take it away and introduce everyone to Renu Robotics.

Tim: Great. Thank you for that introduction. I appreciate it. I'm glad that you could all attend today. I want to get started by just telling you a little bit about how we got started. We get that question a lot, and it's kind of an interesting story.

Tim: So, I had reached out to Mike Eyman, who is a founding partner as well, and he had worked in the solar industry for about seven years prior to that conversation. I said I was interested in starting a manufacturing engineering business, and through our conversation, he mentioned about three different opportunities, and I said, "Well, this one really looks interesting." And he said, "You know, Tim, I've been looking for an answer for this for multiple years. There's nothing out there. I work in the operation and maintenance side of solar, and the costs make or break some of the facilities around vegetation management. And I've asked people, I've talked to people, and there is no automation solution out there yet that can really do what we need to do." And so, from that point on, I started looking at the market opportunity and the technology necessary to get there, and within a couple of months, we were off and running with product.

Tim:	I'll get started here, but I wanted to tell you kind of how it got its first legs moving. So, move on to the slide with the Internet of Things, there's three major forces kind of shaping our economy today. You can look at a lot of different things, but these are really incredible changes and a lot of money is put into technology around these areas. The Internet of Things, as everybody knows, everything is being connected. We're watching the transition to renewable energy, and it's growing fast in solar. We're working towards improving and making it lower cost all the time. And if you look at the expansion, it's been incredible. You look at vehicles, they're turning electric. In autonomous, there's a lot of research and development put into that these days, but that is an area where we're playing as well. So right today, Renu Robotics is really utilizing all these areas and falling right in the middle. So, we think it's really an interesting opportunity.
Tim:	Our mission is to save a billion dollars in maintenance cost for utility-scale solar companies over the next 10 years. That's a big number, and we think that it's certainly achievable. How are we going to do that? Well, we're going to do that by developing affordable, reliable, environmentally-friendly fleets of autonomous electric tractors that can really perform those day-to-day maintenance or operations out in the sites that are actually quite daunting. We need to hire engineers and software developers and technicians, and we've done a lot of the earlier work already to get this launched.
Tim:	Large-scale laden fields can be expensive and difficult to maintain. If you ever get out in a solar field, they are expansive, they are large. It's a daunting, and costs can range up to like $225 a year per acre just to get out there and mow and take care of those areas. And the mowers that are out there today using gas, these powered mowing systems, tend to be polluting compared to cars. Automotive vehicles have been watched for years, and have gotten better and better, but these engines actually will put out, with each engine, 20,000 pounds of CO_2 a year. That's an incredible amount of CO_2 that they produce. We're going to actually work towards getting rid of that and put our systems out in place, but we also are figuring out how to work around all these panels in these large fields and do a good job at it. So, it's a lot bigger task than most people think. They hear about the autonomous little mowers that John Deere, Husqvarna make and say, "Oh hey, how about that?" Well, those are doing an acre and a half. We're talking about 200 acres here.
Tim:	So, we move on to looking at the technology in our system and really what it does. Our system is under 28 inches tall. We're able to get under a lot of the solar panels that are out in the field. We have a fully autonomous system, so it'll actually charge up during the day and then run in the evening or at night or whenever it needs to. We're looking at a 10-year design life. So, with a refurbishment, that could happen at five years, if necessary, depending on the use of the system. It's low noise compared to systems out there today, can be fully solar powered. These things have a 63-inch cutting deck on the front of them. They can mow at 100 to a couple 100 acres a month, and that can be as many as 400 homes, yards, if you look on average of how big their yards are. So, it does an incredible amount of mowing and could take care of a lot of area.
Tim:	We'll look at the technology. This thing has a lot of technology in it. I'm not going to go into a lot of detail. The autonomous piece is the key here. It really puts automation into the solar industry. There's a lot of sensors on this. We're monitoring what's going on. There's light sensors, there's tactical sensors, but this thing is full of it, and that really helps us to really understand what's going on out in those locations and drive it around. We have RTK positioning, which is GPS with ability to have accuracy within a couple of centimeters, which helps us to know where it's at. Now, we lose that under solar panels, but we've developed technology that can handle that and manage it. We also have a robust software platform that we're putting a lot of energy and time into.
Tim:	The market that we're looking at is large. It's actually quite huge when you think about a $24 billion total available market in the U.S., and that's just on the mowing side. We'll actually expand into other products as well. We started in the solar side, even though you look at it, it's a little smaller number, but that's solar side will lead us right quickly into a lot of other areas including power transmission because the solar is owned often by large, utility scale power companies that also have the other power transmission. So, it moves us into other markets quite quickly. This market has a lot of potential. It's a $72 billion opportunity worldwide, and we're excited about having an opportunity in this market.
Tim:	We are not just a hardware company. People look at it and go, "Well, you're making a mower." Well, we're a lot more than that. The biggest part of the company is much more of the software side. We have a comprehensive fleet management software solution that we're developing here. It's far beyond just a mechanical machine that's out in the field. What we're doing is having the ability to monitor and control these systems all the time, update software, provide new capabilities to the system on all the work we do behind the scenes. If these things would actually see something out in the field and notice it, it would stop and alert us, and we could turn on cameras, look at the system, remap it, tell it what to do, give additional instructions. So, we're developing that whole backend and it's not just for the solar industry and not just for these machines.

Tim:	Our business model, if you look at it on a typical customer, might have multiple mowers. We also will move into developing additional products that we're going to offer out in the field. So, we'll have a spraying robot that will actually spray around panels on posts and fence lines. We'll have a cleaning robot that'll actually be based on a four-wheel drive system that'll go out and actually clean solar panels. It's all about improving production, and keeping those solar panels clean really helps that process and brings more money into the company.
Tim:	We have a very experienced team that's working on this product line as well as the company. We have multiple people that came out of the solar industry with a significant amount of experience and we have deep relationships within the industry. That's one of the reasons why we started in the solar side as well. We know about the problems that exist, and we know about O&M companies as well as the customers that'll be buying these products, and we have a team behind this group of people as well that have a significant experience in marketing, business development, sales, engineering, and in many other areas.
Tim:	Let me talk about the traction. Currently, we have revenues about $250,000. We just recently shipped out, last year, products to a first customer, and those are up and ready to go and be cutting grass, the spring as the grass starts to grow. We have letters of interest from seven companies with a significant amount of product that they've shown interest for, and we're working on turning those into proposals and into customers right now. We'll be preparing for our production with the money we raised from this round. We're in discussions and have NDAs with 16 companies, but we have outreach that's 70-plus companies right now that we're talking to as well.
Tim:	So, a couple other things that we wanted to address in the conversation. So, I wanted to tell you a little bit and have Mike talk about our patents as well.
Michael:	Right. So, for our patents, our first provisional patent has now been filed as utility patent. We have a second provisional patent that's been filed, which we also plan for conversion to utility patents later this year. The patents cover the autonomous tractor, the mow deck and the supporting software tools for autonomous operations and system oversight. These patents will help us get protection in our target market while not precluding us from the other target markets as well.
Tim:	Thanks Michael. So, another thing that comes up often is, how are we going to service these in the field? Because it's a question that people want to make sure we have addressed. With our relationships, deep relationships in the industry around O&M, we've already worked through relationships with organizations that are out there that'll actually be on site really servicing these solar sites and we'll be able to provide the service. The customer will provide the first 20 hours of service on the units, and they'll provide 20 hours of maintenance. Beyond that, we'll actually take care of some of the expenses if there are some expenses. But we believe this will be able to provide most of the service and maintenance requirements when they're out in those locations.
Tim:	So that's the first part of our presentation. We can go onto some questions.
Brett:	Great. Thanks, Tim. Real quick, we did have a couple of people join late. So, for all those folks who may have missed the introduction, I just want to let you know that if you do have questions, this is now the Q&A portion of the webinar, so feel free to submit those questions into the GoToWebinar control panel under Questions.
Brett:	So, first, you mentioned a little bit about the origin story and part of the focus on solar being because the team members come from that background and understand the problems. Is there anything unique to that sector outside that you guys happen to have some background there that you feel made it really kind of a great starting point for this business?
Tim:	Yeah, there definitely are some very unique things around that industry, and one of the things is their interest, of course, in less emissions and electricity as the driving force of these systems. In addition, there's a lot of challenges on the solar side to be able to mow and take care of those farms because they're quite large, and with all that infrastructure in place and to be able to operate, it is very difficult.
Tim:	So, navigating those, the great thing is, tackling that first helps us to build a repertoire of great technology that we can take to many other areas that will service us well. This will prep us in good shape so that we can actually continue to take our lead in the industry around autonomous systems out in the field. If you look at it today, there's very few systems that are autonomous. We hear about it, every once in a while you'll see a car or something that's being driven, but the reality is there's very little out today in the field. But in a few years you'll see a change, and we'll be a part of those first units out and we'll be part of that life cycle over a long period of time of having those units in the field, and this technology will help us get there.

Brett:	Got it. And to kind of touch on that a little bit, you mentioned during the presentation that current solutions include some of these gas powered motors. I guess this is maybe a two-part question, but one, what is the average size of one of these, I guess, solar fields that you guys are kind of... I guess your target market, if you want to call it that? And then in terms of current solutions, how many people do you think it's taking to kind of manage the mowing process for what you would call your target market?
Tim:	Yeah, a lot of good questions there, and I'll talk through that. So, it used to be that the average size was more like about a 20-acre site, something similar to that, but that's grown a lot over the last few years. Now when we talk to people, the sites are getting up to where they're thousands of acres, even as many as 5,000 or 6,000 acres, and some even beyond that. So, the fields are getting much larger versus the 20 or 30 acre fields. And so, the need is going up significantly on that as well.
Tim:	A person on a mower can mow about two acres in an hour. That's what we hear, some numbers that are like that. Of course, it can change if it's a little bigger and more open space. They're working towards making them a little easier to mow, and it depends on the type of grass and the location as well. If you go to Hawaii or Florida, they're going to have high growth, so we have to mow it a lot more often, so it needs a lot more maintenance. If you go to places like Utah, it's going to be less growth, but you still have to take care of it once in a while. So, it really varies a lot.
Tim:	These sites all have people typically on them all the time if they're 100 acres or larger that are providing maintenance. And so that team might be three to five people, and it will certainly vary on the needs in those locations. So, I'm just putting in some numbers, but this will actually take the people out there that will be more technical in nature in the future and less of just labor people working on some of the mowing side, but often, even the O&M teams outsource the vegetation management. So, this puts the control of it a little bit more in their hands. Even though it's still outsourced, it puts it more in kind of their wheelhouse to be able to help manage it on those sites as well.
Brett:	Great. Thank you for that. I think that's-
Michael:	To address the second part of that question, which is how the other vehicles could be utilized on the facilities, so most of the current vehicles that are being operated autonomously are gas powered, which is something that the solar industry wants to keep away from in general. And then the size of the vehicles that are available are not able to get underneath the solar panels, which we've specifically designed this vehicle to be able to get underneath the solar panels, to get into areas where anything else that would be available in the market right now cannot reach.
Brett:	Got it. And that's clearly an aspect of the solar industry that's unique, right? So, I think that's where having the background that you guys have in the industry makes a big difference. We've got a bunch of questions that have recently come in, so I want to start ticking some of these off as some of them are fairly specific, but I guess the first, are government solar grants able to help defer the costs of these systems for companies?
Tim:	So, if the system is installed with the solar farm right at the beginning, the ITC credit should apply, and then they can get that credit against the equipment purchases, and we can offer it as a purchase all at once or purchase of hardware and then a fee on the software subscription over time, so either method, however the customer wants to go.
Brett:	Got it. That's a good plus as well. Do you plan a launch the products outside of the U.S.? And do you think you'll be able to command the same price points there?
Tim:	You know, it's hard to know if the price points will have to be different. We will definitely be looking into that and we're communicating with people in international markets currently. When we do that, it'll be a little different look from what we do in the U.S. because we'll need more partners in that process, and we're talking through several conversations with that. We certainly want to be solidly moving ahead in the U.S. and supply those customers and their needs first and get some good experience under that, but we will quickly be moving into those foreign markets. One of the things that we see as the people that are doing some of the operations and maintenance here are also doing a lot of that on other foreign markets as well. That'll help us move into those places quickly.
Brett:	Got it. On the people side, we have a question about employees. It sounds like this is referring to... So how many employees and what types do you currently have? I'm assuming this means for Renu Robotics. And what kind of expansion to the employee base do you see? Obviously, the expansion piece is going to be a little forward looking, but I think you can give at least some color on the areas that you plan to hire next with both revenue and investment funds that come in.

Tim:	Yeah, absolutely. So currently, we have six full-time employees and we have about 16 people that are working with the company in some capacity or another. So, as we move into the next stages, which means we are finalizing designs just to start full production, we will start hiring in the manufacturing side. So, it's manufacturing engineer production coordinator and then manufacturing employees that'll actually be building these things, putting them together and putting them out in the field. So, when I say manufacturing, it's really assembly. We're not going to produce sheet metal parts inside the house. We're going to outsource that, but it'll be final assembly in-house, and we'll continue to bring on more technical help as well.
Brett:	This question here kind of covers maybe almost two of those points you made. One, on the employee side, will you consider operator tax on-site and will Renu be authorized to perform the service? Is the first part. I guess you can go ahead and address that. The second part doesn't totally relate, but I'll ask that after.
Tim:	So, what we'll be doing, we can monitor these things, these systems remotely. We will have relationships with providers that will be close to the site, either with the customer or an O&M provider that will be providing the service and maintenance on the systems, and we'll make sure that we have that in place when we the sale of the system. If we have places where we have multiple systems, we likely may bring them one of our employees as well on those locations. But we think we'll have enough relationships that will have maintenance and technicians available to provide any of the servicing.
Brett:	Got it. And then the other part of it was, what is the spare parts strategy for a 100, I guess, megawatts DC per 650 acre site with three mowers? It's very specific.
Tim:	I'm sorry, say that again. What's the...
Brett:	I guess it was the spare parts strategy for a 100 MWDC per 650 acre site with three mowers. I'm not sure what the question's aiming for, but maybe you know.
Tim:	It's a little detailed to answer right here. We have a plan put together with each machine and how many spare parts are going to be necessary, and you can buy those through us. A lot of it is the mowing blades. And there's a maintenance schedule when you go up to the system, we'll check several points, but it's quite quick. We're trying to really minimize the time of maintenance, but mowing blades will need to be switched out on a regular basis. So, we'll provide those at that point in time, and there's of course a cost, but it's quite reasonable. But we can put those numbers together for those systems.
Brett:	Got it. And we have a couple more questions that seem to be from a different person, but seem to be sort of in some of the specifics. So, we'll kind of try to pick these off quickly just for everyone's benefit, but I guess, panel site about 18 to 24 inches above the ground. Have you guys worked on sites with this condition? And does the mower deck extend beyond the tractor portion?
Tim:	Yeah. And I'll let Michael address this question because he's worked on some of the stuff in the field around getting underneath the solar panels.
Michael:	Yeah, absolutely. We've designed the deck to be a cantilever off the front of the tractor, so it's fully manipulatable where we have actuators that can move the deck up and down and provide tilt mechanisms as well. Those are for the most part done on autonomous operation, so the deck is sensing the ground and adjusting appropriately as it goes along. We are additionally sensing the panels so we can tell if the deck can get underneath there or not. When you look at a lot of the newer installations, they're very consistent on the height levels where the panels are above the ground level. On older installations, they weren't as careful, so a lot of those go down where you could barely even get an edge tremor underneath them right now. So, what we do with the autonomous operation is determine what angle we can approach that from and get underneath the panel successfully. If we can't, that's logged in the mow pattern and says it has to be touched off later on with the spray bot.
Brett:	Got it. [crosstalk 00:26:53]-
Michael:	Yup, go ahead.
Brett:	Go ahead.

Michael:	I was going to say, the mower has been designed specifically to go underneath the vast majority of the panels that are in the market right now. So, they have rotating panels and fixed angle panels, and it's designed to operate underneath both of those.
Brett:	Got it. And then there was another question related to the mower deck. Does the tractor push or pull the mower deck? It sounds like it can do either.
Tim:	It can do either, but it will typically push the mower deck and it'll be going forward because its sensors are on the front to monitor what's going on there but can hit the back as well, but we can see better on the front side.
Brett:	Got it. And then someone asked, is there any upcoming solar site demonstration scheduled over the next few months? I'll let you guys address this, but just to cut in real quick, we will, at the end of this, point some people towards places that they can find information on the business. But if you guys want to address any specifics around that, I'm not sure if you guys do those for the public, I'm sure it's for people that are in the industry, but maybe you guys can share a little bit about your strategy there.
Tim:	Sure. We have been lining up meetings with customers that can come in and view a system in operation. It is on a solar site, which is a power producing site. So, they do have to go through a training process when they get there. It's pretty quick for the most part. We certainly invite guests to come in and see operation of the system, see it be run, and also see it programmed to operate in a new area. They'll help them kind of address any questions at that point.
Brett:	Got it. As far as the pipeline, we'll have to be a little careful here, so I just want to let folks know. I did see a question about projected revenue for the next several years. We're not going to be able to discuss that just because from a regulatory standpoint, we can't make any claims about where revenue will be. There is a little bit more detailed question here that at least you guys can probably speak to and people can kind of assess on their end what it would look like. But the question is, what is the average quantity of autonomous vehicles each of the letters of intent equate to? And how many of these vehicles are you expecting to produce in the next year?
Brett:	So maybe from a high level, Tim and Michael, you guys can talk about just on average. I think you touched on this a little bit when you were talking about your target market, but on average what... and you have this a little bit in the deck, but what are these accounts looking at in terms of total number of vehicles, and then based on the number of letters of intent, the kind of expectations, without giving any firm numbers.
Tim:	So, we've seen numbers of interest from five up to 15, even as high as 20 with certain customers depending on what they have and what they're going to grow into the future, and so we've based some of... The letters of intent are with some of those larger customers, but we have gone to a lot of other customers as well. So, we have a good size pipeline of interest and we're building towards that and we're putting proposals out in place, and those proposals, we've hit all seven of those clients and we're working on proposals with them where they are interested. So, without saying forward looking revenues or numbers, our plan is to begin building about 25 a month on the first order, and then we'll start to scale up our production from there, and we're hoping that will be close to 100 a month by the end of the year, beginning of next year, in production.
Brett:	Got it. And then maybe while we're on that topic, can you talk a little bit about sale cycle in the process, kind of what that's like? And you have a good image, I think it's the one that's still on the screen, where kind of this sort of shows what your pipeline looks like. So, it sounds like there's outreach and you guys get into discussions and get under NDA, then there's LOIs, and eventually, you get into production on some of these units. But what do you see as the typical timeline... and I'm sure most businesses potentially condense as your brand name gets out there more, but what do you see as the typical timeline from that initial conversation to, "Okay, we're getting it under contract and getting an order placed."?
Tim:	Well, these are utility companies, typically. So, we know that timelines can spread out there always. That's why, two years ago in September, we started working with a lot of these clients, letting them know about it, letting them know our plans, trying to find out their concerns and their interests. And so, as we saw that build, we kept them in the conversation. So, what we are now with many of those, it's in the proposal stage, right? And so, it's a decision to move forward. And what they'll likely do is buy one to three systems initially, knowing that they have a need for a bunch of other ones. As soon as they see them in their field operating and they're happy with the performance, then they'll move towards increasing those orders, which it's very typical in the larger corporation strategy.
Tim:	From a new customer that comes in, if they're needs driven, that could turn into a customer within two to three months. But when we start bringing machines through the production process, we are going to give priority to those that are

putting those orders in first, of course, and who've been working with us and want some of the units. So, it's really a time scale when we can get those machines built and installed on their location as they work with us. So that might push it out a few months.

Tim: There's also a little bit of a seasonal aspect of this, although because of the process taking longer [inaudible 00:33:03] capital expenditure, the seasonal piece doesn't seem to have as much effect on this equipment as it could other stuff, but there is a season when the growing will occur and the costs come in, and that's when they start getting very interested. And then there's the wintertime when it's less concerning and they're not as concerned about it but they're thinking about it, and I'm thinking about how much it's going to cost through the year to take care of their maintenance.

Brett: Got it. Great. Got a little bit of a different question here, probably worth discussing. What is your thought on the car companies that are also working on autonomous vehicles? Do you believe they could become your competitors or more collaborators, or I guess - and I'll add this as my addition - neither of the above? What do you think when you look at, I guess, the autonomous vehicle market in general?

Tim: So that's a really interesting question. And what I would say to that is the whole drive for autonomous vehicles in the car industry is fueling the technology for us to make it feasible to do what we're doing today. When you look at LiDAR that we're using in our systems, a few years ago, a $20,000 system would have been necessary to do what we're doing. Now it's about a few thousand dollars, maybe a little bit more. It's still very expensive, but automotive, autonomous vehicles is going to drive that technology. The batteries as well. The battery packs, when I was first looking at putting these systems together, it was hard to find anybody that could give me a quote on a battery pack. I thought we were going to have to build our own batteries, but as time has moved on and there's more interest in electric cars, now there's many companies that are coming to me that have solutions that are getting less expensive and better all the time.

Tim: So, we're seeing a lot of changes going on because of the drive in autonomous vehicles, and so we're going to take the benefit of that. So, for the most part, they will not be competitors. Now, if there's two parts out there and they have to make a choice, if the part goes to the autonomous car company versus us, we'll see where it goes, but usually, those are separate units anyway. They changed that, but we'll watch production and see how it goes. But we think it's really going to fuel everything that we're doing here. And as you can imagine, as I mentioned before, we're going to see an explosion of autonomous technology doing all kinds of maintenance and cleanup and other work stuff that's not necessarily desirable for people to be doing. We'll have machines that will be able to do that.

Brett: I think that's an interesting way of looking at it. I mean, given opportunity that's out there for the autonomous vehicle in the car market, from just how big that market is, there's so much at stake. And so, there's so much money being put into R&D, and in a lot of ways, you guys are able to piggyback on top of that and not have to make the same investment for yourself. So that's a great point.

Brett: And then kind of moving to another question but somewhat related, other than the mowers and the sprayers that you mentioned, what other autonomous devices could the monitoring system be used for?

Tim: So, the monitoring system could be used for a host of different types of products. Certainly, looking at agriculture, you can imagine small farms up to even a little bit larger farms have a need of systems that can be monitored and controlled. So, our backside software system can work very well for that. Wineries, vegetable farms, fruit farms, all those types of organizations still, even with manual work, there's a huge amount of help if they have some type of vehicles that can be driven and do a more daily maintenance work in those fields. So, we think we can expand in a lot of areas.

Tim: Security robots, you hear about them, you see a few of them. There's several companies producing them. It could fit for a lot of organizations to have a robot that's mobile that moves around. Whether it's construction sites, whether it's oil and gas, whether it's inspecting pipelines or railroads, that's just other ideas of where these vehicles could go and where people are going to have to do it today, but lots of places where these can go and will continue to grow.

Tim: Military we know has interest, and we've had conversations. We haven't done anything there yet, but we know we could move into making military products quite quickly. Even from the mowing perspective, there's a lot of airports that are operated by military folks that would be interested in having a way to take care of doing maintenance in those sites as well.

Brett: Got it. And we've got a couple of other little questions here and then we'll be wrapping up. But I think one that I think would be helpful - you touched on it a little bit in your presentation but will be helpful to address in a little more detail

	- is the use of funds, so what the investment is going towards and, I guess, you're sharing a little bit more color on that, and then we can have a couple other little questions here before we wrap up.
Tim:	Okay, great. I'm happy to cover that. One of the things with the funds that we bring in here, we'll do the final changes on our products as far as any engineering updates and modifications, and we'll start prepping for manufacturing, which will take additional people and additional products to come up and set the manufacturing site up. We'll continue to work on the development of our software stack and the interface associated with that. That will take a lot of, a lot of work over years to continue to work on it and improve it. So, we'll work towards finalizing that, and we'll get our successful full launch as we start to bring in additional dollars then from revenues. The dollars will also help us be able to accelerate our launch and our revenues as we move forward.
Brett:	Got it. Great. And the little kind of small questions that we had just before wrapping up, which we can sort of touch on at the end, but someone asked if you guys are considering hiring any interns? And then someone else asked where, meaning location, can they see one in action, if at all? So maybe one thing before we sign off, and I'm going to point people to the MicroVentures page, but for items like that, is there a place you'd recommend people going to find information for career opportunities or demonstrations, those sorts of things?
Tim:	Yeah. I would have them go to our website at www.renubot.com and just contact us through there, and we'll be happy to reach back to potential interns, and we're certainly interested in doing that. We'll have a need for lots of employees, technical, business, sales in the future, and we love it when people reach out and say, "Hey, we're really interested in spending some time there and learning about your business." And those are going to become great employees in the future. So, love to have that happen. So, www.renubot.com.
Michael:	Right. And to answer the question about demos, those can also be scheduled with us directly and we can do those here at our facility in San Antonio, Texas. We also have a partnership with one of the local power utilities where they let us operate on their active solar field where we're able to go out and take people out there for demonstrations, but the caveat being they have to go through a training program to be able to be out there prior to that, at the beginning of that visit.
Brett:	Great. I appreciate that. For all the other questions that... There's only a few that we didn't get to, and really we covered them in some other form. So, questions on competition and specs of the lawnmower and expansion into other markets, I would encourage you first to go to microventures.com and find the Renu Robotics campaign page. There is quite a bit of information there on a lot of those topics. There's also a discussion forum down at the bottom where Tim has been doing a great job answering questions many around competition, so I just don't... and I know we talked about it a little bit here in the webinar. So, I would encourage folks to go there. There's a lot more information around that if that's one of the areas of interest or something that you want to get answered. And of course, if you have questions, you can submit them through that discussion forum.
Brett:	Many of the folks that will be listening to this will be listening to the recorded version that will be up on the site within the next couple of days. So certainly, for you, if you have any questions, you can ask them there. In terms of the demos and career opportunities as Tim and Michael said, their website I think is a good resource. And then, of course, if you'd like to invest, the campaign is still open for a little while. We'd love to have you participate. If you go to that same page, Renew Robotics on microventures.com, there's a bright orange "Invest" button up in the top right corner. If you don't already have an account with us, you can set that up pretty quickly and then join the Renu Robotics journey.
Brett:	I think, Tim and Michael, what you guys are working on is extremely fascinating and is in a super growing market. I'm really excited to be working with you guys on this and I hope everybody got some value out of the webinar today. I really appreciate your time today.
Tim:	Wonderful. Thanks so much, Brett. Yeah, we think it's an incredible opportunity with this company and this technology that we're working on. Excited to be part of the whole program and working with MicroVentures. It's been a great experience. It's helped us through a lot of the things that we needed to do at the beginning here, and we're excited as we get this technology ready to really go into the market and explored.
Tim:	So, I want to encourage people to take a look at MicroVentures, consider investment, and we're going to be working hard on this side of the business, getting those products out to the customers.

Brett: Sounds good, Tim. I really appreciate it. And thanks everyone who joined for the live webinar today and everyone listening to this recording. I really appreciate you taking the time out of your day to do so. So, thanks, Tim. Thanks, Michael. I really appreciate it, guys.

Tim: Great. Thank you, Brett.

Michael: All right, bye.